Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 333-254589

Date: March 24, 2021

The following press release was released by Sunlight Financial LLC (the “Company”) on March 23, 2021.

Sunlight Financial Reports Full Year 2020 Results and Reaffirms 2021 Financial Metrics

● – Grows Funded Loan Volume 41%, Revenue 31%, and Adjusted EBITDA 40% from 2019 to 2020 –

● – Reaffirms 2021 Expected Funded Loan Volume Growth of 81% to $2.66 Billion –

● – Reaffirms 2021 Expected Revenue Growth of 77% to $123.4 Million –

● – Reaffirms 2021 Expected EBITDA Growth of 151% to $60.2 Million –

NEW YORK, N.Y. and CHARLOTTE, N.C. – March 23, 2021 – Sunlight Financial (“Sunlight” or the “Company”), a premier, technology-enabled point-of-sale financing company in the process of completing a business combination with Apollo-affiliated Spartan Acquisition Corp. II (NYSE: SPRQ) (“Spartan”), today provided select full year 2020 metrics and reaffirmed the Company’s previously provided forecast for 2021 to 2023 funded loan volume, total revenue and Adjusted EBITDA.

“Sunlight Financial’s strong top- and bottom-line growth in 2020 is a testament to the breadth of its distribution channels, sophistication of its risk management, and stability of its funding partnerships, as well as to the seamless experience Sunlight’s proprietary technology platform, Orange®, provides to contractors, homeowners and capital providers,” said Matt Potere, Chief Executive Officer of Sunlight. “During 2020, our team expanded the suite of loan products offered through Sunlight’s platform, added hundreds of contractors to our network, and delivered the best loan performance in residential solar.”

“We look forward to combining with Spartan Acquisition Corp. II (NYSE: SPRQ) and accelerating the transition to a clean energy future,” added Mr. Potere. “The residential solar market continues to grow, as does the point-of-sale financing opportunity. Sunlight is well positioned to further scale its platform in 2021 and achieve substantial growth in funded loan volume, total revenue and adjusted EBITDA.”

Full Year 2020 Key Financial Metrics

●	Total funded loan volume of $1.47 billion, a 41% increase from 2019

●	Total revenue growth of 31% to $69.6 million

●	Adjusted EBITDA growth of 40% to $24.0 million

2021 to 2023 Outlook

Sunlight is reaffirming its previously provided 2021-2023 financial forecast for funded loan volume, total revenue and Adjusted EBITDA, including:

●	Expected 2021 total funded loan volume of $2.66 billion, an 81% increase from 2020

●	Expected 2021 total revenue growth of 77% to $123.4 million

●	Expected 2021 Adjusted EBITDA growth of 151% to $60.2 million

Business Combination Transaction

On January 23, 2021, Sunlight entered into a business combination agreement with Spartan Acquisition Corp. II (NYSE: SPRQ). The business combination is expected to close during the second quarter of 2021. Upon closing of the transaction, the combined public company will be named Sunlight Financial Holdings Inc. Sunlight Financial LLC will be the new public holding company’s sole operating subsidiary and Sunlight’s existing management team will continue to lead the business. Sunlight will be listed on NYSE and has reserved the ticker “SUNL” for use by the Company post-completion of the business combination with Spartan.

Investor Presentation

A supplemental investor presentation will be available at sunlightfinancial.com/investors and will be filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K. Additional information is available on Form S-4, which Sunlight filed with the SEC on March 23, 2021.

About Sunlight Financial

Sunlight Financial is a premier, technology-enabled point-of-sale finance company. Sunlight partners with contractors nationwide to provide homeowners with financing for the installation of residential solar systems and other home improvements. Sunlight’s best-in-class technology and deep credit expertise simplify and streamline consumer finance, ensuring a fast and frictionless process for both contractors and homeowners. For more information, visit sunlightfinancial.com.

About Spartan Acquisition Corp. II

Spartan Acquisition Corp. II (NYSE: SPRQ) is a special purpose acquisition entity focused on the energy value chain in North America and was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Spartan”). Spartan is sponsored by Spartan Acquisition Sponsor II LLC, which is owned by a private investment fund managed by an affiliate of Apollo Global Management, Inc. (“Apollo”) (NYSE: APO). For more information, please visit spartanspacii.com.

Non-GAAP Financial Measures

Some of the operating and financial information and data contained in this press release, such as Adjusted EBITDA and funded loan volume have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Sunlight believes these non-GAAP measures of financial and business results provide useful information to management and the reader regarding certain financial and business trends relating to Sunlight’s financial condition and results of operations. Spartan and Sunlight further believe that the use of these non-GAAP financial and business measures provides an additional tool for use in evaluating projected operating results and trends and in comparing Sunlight’s financial and operating measures with other similar companies, many of which present similar non-GAAP financial and operating measures to their investors and potential investors. While Adjusted EBITDA, in particular, is relevant and widely used across industries and in the industries in which Sunlight participates, they may contain or exclude adjustments, exclusions and one-time items that third parties may or may not adjust for in connection with such measure, and such measure should not be considered an alternative to any GAAP measures in evaluating the profitability of an investment in, or whether to invest in or consummate a transaction involving, Sunlight. The principal limitation of the Adjusted EBITDA non-GAAP financial measure is that it excludes significant items of income and expense that are required by GAAP to be recorded in Sunlight’s financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by Sunlight’s management about which items of income and expense are excluded or included in determining this non-GAAP financial measure. The Adjusted EBITDA non-GAAP financial measure and other metrics used herein, including funded loan volumes, should not be relied on or considered an alternative to any GAAP measures or other measures related to the liquidity, financial condition or financial results of Sunlight.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Spartan’s proposed business combination of Sunlight, Spartan’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and Sunlight disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Spartan and Sunlight caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or Sunlight. In addition, Spartan and Sunlight caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or Sunlight following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Spartan, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Spartan’s or Sunlight’s current plans and operations as a result of the announcement of the transactions; (v) Sunlight’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Sunlight to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Sunlight may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Spartan’s prospectus filed with the SEC on November 27, 2020. Spartan’s SEC filings are available publicly on the SEC’s website at sec.gov.

Important Information for Investors

In connection with the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement, dated as of January 23, 2021, by and among Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), Spartan Acquisition Corp. II, a Delaware corporation (“Spartan”), and their subsidiaries and affiliates party thereto, Spartan will file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). Additionally, Spartan will periodically file other relevant materials with the SEC in connection with the Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement (the “Proxy Statement”) will be mailed to Spartan’s stockholders. Copies will be accessible free of charge at the SEC’s website at www.sec.gov. SECURITY HOLDERS OF SPARTAN AND SUNLIGHT ARE URGED TO READ (1) THE REGISTRATION STATEMENT, (2) THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), (3) OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC BY SPARTAN, AND (4) ADDITIONAL PRESS RELEASES FROM SUNLIGHT AND SPARTAN FOUND ON THEIR RESPECTIVE WEBSITES, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Spartan and its directors and officers may be deemed participants in the solicitation of proxies of Spartan’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s prospectus filed with the SEC on November 27, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

Media Contacts:

Investor Relations
Garrett Edson, ICR
investors@sunlightfinancial.com
888.315.0822

Public Relations
Doug Donsky / Brian Ruby, ICR
media@sunlightfinancial.com
646.677.1844

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan Acquisition Corp. II (“Spartan”) has filed a registration statement on Form S-4 (File No. 333-254589) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Spartan. Spartan also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND SUNLIGHT FINANCIAL LLC (THE “COMPANY”) ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s preliminary proxy statement/prospectus in the Registration Statement and Spartan’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 11, 2021. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the transaction, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 11, 2021, its Current Reports on Form 8-K, as well as the Registration Statement that Spartan has filed with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

6